Exhibit 12.2

HCP

Pro forma ratio of earnings to fixed charges and Pro forma Ratio of earnings to fixed charges and preferred stock dividends

	YTD SEP-06	2005
Pro forma RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization	309,834	366,407
Rental Expense	4,028	3,528
Capitalized Interest	1,819	5,411

Fixed Charges	315,681	375,346
	—	—
Earnings:
Pretax Income from Continuing Operations before minority Interest and Income from Equity investees	67,335	61,411
Add Back Fixed Charges	315,681	375,346
Add Distributed Income from Equity Investees	7,908	227
Add Losses from Equity Investees for which charges	—	—
arising from guarantees are included in fixed charges	(40)	(2,159)
Less Capitalized Interest	(1,819)	(5,411)
Less Minority Interest from Subsidiaries without fixed charges	(3,729)	(4,489)

Total	385,336	424,925
	—	—
Ratio of Earnings to Fixed Charges	1.22	1.13

Pro forma RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization	309,834	366,407
Preferred Stock Dividend	15,848	21,130
Rental Expense	4,028	3,528
Capitalized Interest	1,819	5,411

Fixed Charges	331,529	396,476
	—	—
Earnings (see above)	385,336	424,925

Ratio of Earnings to Fixed Charges	1.16	1.07